FMI FUNDS, INC.
100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
January 25, 2010

VIA EDGAR TRANSMISSION

Mr. Larry L. Greene
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	FMI Funds, Inc. (the “Company”)
File Nos.: 333-12745 and 811-07831

Dear Mr. Greene:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on January 11, 2010 regarding the Company’s Post-Effective Amendment (“PEA”) No. 15 to its Registration Statement on Form N-1A.  PEA No. 15 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on November 25, 2009 for the purpose of conforming the Company’s Prospectuses for its two series, FMI Focus Fund and FMI Large Cap Fund (the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Company will file PEA No. 16 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 15 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Company, on behalf of the Funds, hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff of the SEC’s comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Comments to the Prospectuses for each of the FMI Focus Fund and FMI Large Cap Fund:

1.	In the “Fees and Expenses” table of the Summary Section, please delete footnotes 1 and 2.

The Company responds by making the requested change.

2.	Consider whether general disclosure about the market’s overall volatility should be included in the Prospectus.

The Company has added the following statement as the second paragraph of the section entitled “More Information About the Fund’s Principal Investment Strategies and Disclosure of Portfolio Holdings”:

During 2008 and 2009, U.S. and international markets have experienced dramatic volatility.  The securities markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties.  The U.S. and foreign governments have taken numerous steps to alleviate these market conditions.  However, there is no assurance that such actions will be successful.  Continuing market problems may have adverse effects on the Fund.

3.
Please revise the second paragraph under the section entitled “the Fund’s Share Price” to provide expanded disclosure about the circumstances in which fair valuation of a security may occur as well as the effects of fair valuation.

The Company has revised the paragraph to read as follows:

“If market quotations are not readily available, the Fund will value securities at their fair value pursuant to procedures established by and under the supervision of the Board of Directors.  The fair value of a security is the amount which the Fund might reasonably expect to receive upon a current sale.  Attempts to determine the fair value of securities introduce an element of subjectivity to the pricing of securities.  As a result, the fair value of a security may differ from the last quoted price and the Fund may not be able to sell a security at the fair value.  Market quotations may not be available, for example, if trading in particular securities was halted during the day and not resumed prior to the close of trading on the NYSE.  Other types of securities that the Fund may hold for which fair value pricing might be required include, but are not limited to: (a) illiquid securities; (b) securities of an issuer that has entered into a restructuring; and (c) securities whose trading has been halted or suspended.”

4.
In the second paragraph under the number 3 in the section entitled “Purchasing Shares – How to Purchase Shares from the Fund,” please provide disclosure concerning the duties of the Fund’s Anti-Money Laundering Officer.

The Company responds by adding the following language:

“The Fund’s Anti-Money Laundering Program is supervised by the Fund’s Anti-Money Laundering Officer, subject to the oversight of the Board of Directors.”

Comments to the Prospectus for the FMI Focus Fund:

5.	In the “Summary Section – Principal Investment Strategies,” please confirm whether the Fund would write puts, and if so please add appropriate disclosure.

The Company responds by confirming that the Fund does not write(sell) put options.

6.	In the “Summary Section – Principal Risks,” please revise the Options Investing Risk to read as “Options Writing and Selling Risk.”

The Company will make the requested change.

7.	Please revise the last sentence of the Short Sales risk to read as “Potential loss is unlimited.”

The Company will make the requested change.

Comments to the Prospectus for the FMI Large Cap Fund:

8.
In the first paragraph of the section entitled “Summary Section – Principal Investment Strategies,” consider whether the first sentence needs to be revised since the use of the word “generally” is unclear.

The Company responds by deleting the word “generally” from this disclosure.

9.	In the first paragraph of the section entitled “Summary Section – Principal Investment Strategies,” please add brief disclosure about the differences between sponsored and unsponsored ADRs.

The Company responds by moving the last sentence of this paragraph to start a new paragraph, and then adding the following language:

“Issuers of the securities underlying sponsored ADRs, but not unsponsored ADRs, are contractually obligated to disclose material information in the United States.  Therefore, the market value of unsponsored ADRs is less likely to reflect the effect of such information.”

10.	In the section entitled “Summary Section – Principal Risks,” please confirm that inclusion of a medium capitalization company risk factor is warranted.

The Company confirms that medium capitalization companies have been significant in the past, generally not comprising more than 10% of the Fund’s investments, and that inclusion of this risk factor is warranted.

Comments to the Statements of Additional Information for each of the FMI Focus Fund and FMI Large Cap Fund:

11.	In the section entitled “Disclosure of Portfolio Holdings – Fund Service Providers,” confirm whether any additional service providers need to be listed.

The Company confirms that no further disclosure is required.

12.
In the section entitled “Investment Adviser, Portfolio Managers and Administrator – Portfolio Managers,” please confirm whether any compensation received by the portfolio managers is based on the Fund’s performance or the asset level of the Fund.

The Company has revised this section to add the following sentence:

“The portfolio managers’ salary, bonus or retirement plan benefits are not based on the performance of the Fund or the value of the Fund’s assets.”

Comments to the Statement of Additional Information for the FMI Focus Fund:

13.
Under the section entitled “Investment Restrictions – Short Sales,” if the Fund derives a significant amount of gains from short sale transactions then such disclosure should be included in the Prospectus.

The Company confirms that the Fund’s transactions in short sales is not a principal investment strategy of the Fund and does not need to be disclosed in the Prospectus.

14.
Under the section entitled “Investment Restrictions – Foreign Securities and American Depository Receipts,” if the Fund will invest in foreign issuers on foreign exchanges, then additional disclosure is required.

The Company confirms that the Fund’s investments in foreign companies is accurately described and no further disclosure is required.

15.	Under the section entitled “Investment Restrictions – Foreign Securities and American Depository Receipts,” if the Fund invests in emerging markets then please revise the disclosure accordingly.

The Company confirms that no further disclosure is required.

*     *     *     *     *     *
If you have any additional questions or require further information, please contact Peter Fetzer of Foley & Lardner LLP at 414-297-5596 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

FMI Funds, Inc.

/s/ Ted D. Kellner
Ted D. Kellner
President

cc:           Peter Fetzer, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC